UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File No. 001-38145

AURYN RESOURCES INC.
(Translation of registrant's name into English)

Suite 600, 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

EXPLANATORY NOTE

Auryn Resources Inc. (the “Company”) is submitting the amended Technical Reports (National Instrument 43-101) for both Homestake Ridge (the “Homestake Ridge Report”) and Committee Bay (the “Committee Bay Report", along with their amended Consents of Qualified Person(s). The Committee Bay Report was originally filed with the U.S. Securities and Exchange Commission on July 6, 2017, and the Homestake Ridge Report was originally filed with the U.S. Securities and Exchange Commission on October 12, 2017 (collectively, the “Original Form 6-K's”).  This Form 6-K corrects wording in section 6 (History) and section 29 (Certificate of Qualified Person) as requested by the British Columbia Securities Commission (the “BCSC”).  This Form 6-K supersedes and replaces the Original Form 6-K’s in their entirety.

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report - Homestake Ridge (National Instrument 43-101) amended October 23, 2017

99.2	Consent of a Qualified Person - Homestake Ridge (NI 43-101) (David Ross) amended Nov 3, 2017

99.3	Consent of a Qualified Person - Homestake Ridge (NI 43-101) (Paul Chamois) amended Nov 3, 2017

99.4	Technical Report on - Committee Bay (National Instrument 43-101) amended October 23, 2017

99.5	Consent of a Qualified Person - Committee Bay (NI 43-101) (David Ross) amended Nov 3, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURYN RESOURCES INC.

Date: November 3, 2017

/s/ Peter Rees
Peter Rees
Chief Financial Officer